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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                              on August 29, 2001



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------

In the Matter of                                          INTERIM CERTIFICATE

Conectiv                                                           OF

File No. 70-9573                                              NOTIFICATION

(Public Utility Holding Company
Act of 1935)                                              PURSUANT TO RULE 24

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This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24)
is filed by Conectiv, a Delaware corporation and its nonutility subsidiaries, Conectiv Solutions LLC ("Solutions"), ATE Investment, Inc. ("ATE") and King Street Assurance Ltd. ("KSA"), in connection with transactions proposed in Conectiv's Form U-1 Application-Declaration (the "Application-Declaration") on November 2, 1999 and amended by Amendment No. 1 filed under the Public Utility Holding Company Act of 1935, as amended (the "Act") on February 9, 2000, and authorized by the order of the Securities and Exchange Commission (the "Commission") dated February 10, 2000 (the "Order"), the undersigned hereby submits the following information applicable to the quarter ending June 30, 2001:


As of June 1, 2001, KSA, acting as reinsurer to National Union Fire Insurance Company of Pittsburgh, PA, renewed at expiring terms the Transmission and Distribution Property Coverage for Atlantic City Electric Company and Delmarva Power & Light Company.


The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.


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                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


DATE:                                                Conectiv
                                                     Conectiv Solutions, LLC
                                                     ATE Investment, Inc.
                                                     King Street Assurance Ltd.


August 29, 2001                                      By: /s/Philip S. Reese
                                                         ------------------
                                                     Philip S. Reese
                                                     Vice President & Treasurer